FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2004

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 – _________________

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2004	CERAGON NETWORKS LTD. BY: /S/ Norman Kotler —————————————— Norman Kotler General Counsel and Corporate Secretary

Exhibit Description

Exhibit A - Press Release: Ceragon Networks® Announces Third Quarter Financial Results

Exhibit B - Notice of 2004 Annual General Meeting of Shareholders and Proxy Statement

Exhibit A

Ceragon Networks® Announces Third Quarter Financial Results

Company Reports Record Revenues and Increased Profitability

TEL AVIV, Israel, October 21, 2004 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the third quarter, which ended September 30, 2004. The third quarter of 2004 was Ceragon’s twelfth consecutive quarter of revenue growth and third consecutive quarter of profitability.

Revenues for the quarter were $14.5 million, a record for Ceragon and up from $9.1 million for the third quarter of 2003 and from $13.0 million for the second quarter of 2004. This represents an increase of 59% as compared to the third quarter of 2003, and an increase of 11% as compared to the second quarter of 2004. Gross profit for the third quarter of 2004 increased to $6.0 million, or 41.2 % of revenues.

Net income for the third quarter of 2004 has reached a record of $572 thousand, or $0.02 basic and diluted net earnings per ordinary share. Net income for the second quarter of 2004 was $290 thousand, or $0.01 basic and diluted net earnings per ordinary share. Net loss for the third quarter of 2003 was $(3.0) million, or $(0.13) basic and diluted net loss per ordinary share. The Company ended the third quarter of 2004 with $38.2 million in cash and liquid investments.

“As we near the end of 2004 we’re proud of Ceragon’s record performance in revenues and profitability,” said Shraga Katz, president and CEO, Ceragon Networks Ltd. “We are committed to our strategy of both expanding product offerings and extending our geographic reach. Our technology leadership will lead us to greater achievements going forward.”

A conference call discussing Ceragon’s results for the third quarter of 2004 will take place today, October 21, 2004, at 11:00 a.m. (EDT). Details can be found on Ceragon’s website at http://www.ceragon.com/site/Investor_events.asp . The live call and its replay will be accessible on Ceragon’s website. The replay will be available through October 27, 2004.

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About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir™ product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value -added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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CERAGON NETWORKS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2004	2003	2004	2003	2003
	Unaudited				Audited

Revenues	$38,879	$24,254	$14,475	$9,114	$34,421
Cost of revenues	22,642	14,727	8,510	5,385	20,646

Gross profit	16,237	9,527	5,965	3,729	13,775

Operating expenses:
Research and development	7,104	6,625	2,528	2,228	8,946
Less - grants and participations	1,761	1,413	748	472	1,976

Research and development, net	5,343	5,212	1,780	1,756	6,970
Selling and marketing	8,668	6,977	3,085	2,343	9,437
General and administrative	1,680	1,594	601	552	2,167
Amortization of deferred stock
compensation (a)	321	1,110	76	308	1,354
Non-recurring income, net	-	(537)	-	(222)	(704)

Total operating expenses	16,012	14,356	5,542	4,737	19,224

Operating income (loss)	225	(4,829)	423	(1,008)	(5,449)
Financial income, net	549	814	114	315	1,159
Other financial expenses:
Non-cash charge relating to a
puttable warrant	-	(2,289)	-	(2,289)	(3,432)
Other income	127	-	35	-	-

Net income (loss)	$901	$(6,304)	$572	$(2,982)	$(7,722)

Basic net earnings (loss) per share	$0.04	$(0.28)	$0.02	$(0.13)	$(0.33)

Diluted net earnings (loss) per share	$0.03	$(0.28)	$0.02	$(0.13)	$(0.33)

Weighted average number of shares
used in computing basic net
earnings (loss) per share	24,896,973	22,836,180	25,109,795	23,118,719	23,063,160

Weighted average number of shares
used in computing diluted net
earnings (loss) per share	27,923,477	22,836,180	27,403,948	23,118,719	23,063,160

(a) Amortization of deferred stock
compensation relates to the following:

Cost of revenues	$29	$86	$7	$24	$109
Research and development costs, net	72	328	14	95	400
Selling and marketing expenses	170	430	36	115	530
General and administrative expenses	50	266	19	74	315

Total amortization
of deferred stock compensation	$321	$1,110	$76	$308	$1,354

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CERAGON NETWORKS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30, 2004	December 31, 2003
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,035	$7,307
Short-term bank deposits	4,559	10,556
Marketable securities	10,908	4,861
Trade receivables, net	9,353	5,056
Other accounts receivable and prepaid expenses	4,397	2,892
Inventories	16,966	11,103

Total current assets	57,218	41,775

LONG-TERM INVESTMENTS:
Long-term bank deposits	4,308	1,473
Long-term marketable securities	7,381	14,849
Long-term receivables	390	-
Severance pay funds	1,805	1,664

Total long-term investments	13,884	17,986

PROPERTY AND EQUIPMENT, NET	2,562	2,667

Total assets	$73,664	$62,428

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$13,000	$5,662
Deferred revenues	3,170	1,188
Other accounts payable and accrued expenses	4,205	4,444

Total current liabilities	20,375	11,294

ACCRUED SEVERANCE PAY	2,785	2,451

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares at
September 30, 2004 and December 31, 2003; Issued and outstanding:
25,300,240 and 24,675,313 shares at September 30, 2004 and December 31,
2003, respectively	61	61
Additional paid-in capital	175,564	175,043
Deferred stock compensation	(126)	(395)
Accumulated other comprehensive income	130	-
Accumulated deficit	(125,125)	(126,026)

Total shareholders' equity	50,504	48,683

Total liabilities and shareholders' equity	$73,664	$62,428

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

IR Contact:

Daphna Golden
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com

Exhibit B

CERAGON NETWORKS LTD.

NOTICE OF 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD SEPTEMBER 14, 2004

Notice is hereby given that the 2004 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Tuesday, September 14, 2004 at 10:00 a.m., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(A)	To amend the Articles of Association of the Company in order to establish a classified Board of Directors;

(B)	To re-elect four directors to serve on the Board of Directors of the Company;

(C)	To approve the grant of options to certain directors (other than our external directors) and our President and Chief Executive Officer;

(D)	To approve the grant of options to our external directors;

(E)	To approve the increases in the number of Ordinary Shares reserved for option grants;

(F)	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young International, as the Company’s independent auditor, and to authorize the Company’s Audit Committee, which has been delegated this function by the Board of Directors, to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered;

(G)	To approve the Company’s directors and officers liability insurance policy for the period of July 9, 2004 through and including July 9, 2005;

(H)	To review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2003; and

(I)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on August 6, 2004 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged promptly to complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to one of the joint holders named in the Register of Shareholders in respect of the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL	SHRAGA KATZ
Chairman of the Board of Directors	President and Chief Executive Officer

Dated: August 8, 2004

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of Ceragon Networks Ltd. (“Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2004 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, September 14, 2004 at 10:00 A.M., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (a) to amend the Articles of Association of the Company in order to establish a classified Board of Directors; (b) to re-elect four directors to serve on the Board of Directors of the Company; (c) to approve the grant of options to certain directors (other than our external directors) and our President and Chief Executive Officer; (d) to approve the grant of options to our external directors; (e) to approve the increases in the number of Ordinary Shares reserved for option grants; (f) to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young International, as the Company’s independent auditor, and to authorize the Company’s Audit Committee, which has been delegated this function by the Board of Directors, to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered; (g) to approve the Company’s directors and officers liability insurance policy for the period of July 9, 2004 through and including July 9, 2005; and (h) to transact such other business as may properly come before the Meeting or any adjournment thereof. Additionally, at the Meeting, the shareholders will be provided with the opportunity to review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2003 (this item will not involve a vote of the shareholders).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

The Company currently is not aware of any other matters which will come before the Meeting. If any other matters come before the Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about August 13, 2004 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 6, 2004 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. As of August 6, 2004, the Company had 24,952,086 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2004, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records, or from information furnished by the individual or entity to the Company. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of our company.

Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within sixty (60) days. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors who is also a director or officer of an entity listed in the table below disclaims ownership of our ordinary shares owned by such entity.

Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)

Zohar Zisapel (2)	3,238,553	13.0%
Yehuda Zisapel (2)	2,838,000	11.4%
Kern Capital Management, LLC(3)	3,693,600	14.8%
HarbourVest International Private Equity Partners
III - Direct Fund, L P (4)	1,409,175	5.6%

(1)	Based on 24,952,086 Ordinary Shares issued and outstanding as of August 6, 2004.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers.
(3)	Robert E. Kern Jr. and David G. Kern are principals and controlling members of Kern Capital Management, LLC, which has its address at 114 West 47th Street, Suite 1926, New York, New York 10036.

(4)	The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111, U.S.A. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

ITEM A

AMENDMENT OF ARTICLES OF ASSOCIATION

In order to enhance the continuity of service of the Company’s directors, the Company wishes to amend its Articles of Association in order to establish a classified Board of Directors. It is proposed that the Board of Directors will be divided into two classes: Class I and Class II. Each director, when and however elected, will be designated as a member of a certain class of directors. The director (other than a director elected to fill a vacancy in accordance with Article 41 of the Company’s Articles of Association) will serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected, provided, that each initial director in Class I will serve for a term ending on the date of the annual general meeting in 2005, and each initial director in Class II will serve for a term ending on the date of the annual general meeting in 2006.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend the Company’s Articles of Association, in order to establish a classified Board of Directors, by the replacement of sub-article 39(c) with a new sub-article 39(c), and the addition of new sub-articles 39(d), and (e), as follows:

‘(c) The Directors (other than the external directors) shall be divided into two classes: Class I and Class II. Each Director (other than the external directors), when and however elected, shall be designated as a member of a certain class of Directors.

(d) Each Director (other than a Director elected to fill a vacancy in accordance with Article 41) shall serve for a term ending on the date of the third Annual General Meeting following the General Meeting at which such Director was elected; provided, that each initial Director in Class I shall serve for a term ending on the date of the Annual General Meeting in 2005, and each initial Director in Class II shall serve for a term ending on the date of the Annual General Meeting in 2006; and provided, further, that the term of each Director shall be subject to the election and qualification of his successor in the event of his earlier death, resignation or removal.

(e) Directors (other than external directors) shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of Directors, and each Director shall serve, subject to Article 42 hereof, and according to the provisions of this Article 39. The shareholders shall be entitled to remove any Director(s) (other than external directors) from office all subject to applicable law.’"

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders.

Directors are to be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors. It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or to abstain) will be voted for re-election of Mr. Zohar Zisapel, Mr. Shraga Katz, Ms. Yael Langer and Mr. Joseph Atsmon. In the event that any one or more of such individuals should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the individuals, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of these individuals.

Assuming that the Articles of Association of the Company will be amended in accordance with Item A above, Mr. Shraga Katz and Ms. Yael Langer are to be elected as Class I directors, for an initial term ending at the annual general meeting to be held in the year 2005, and Messrs. Zohar Zisapel and Joseph Atsmon are to be elected as Class II directors, for an initial term ending at the annual general meeting to be held in the year 2006.

Two additional directors, Zohar Gilon and Shmuel Levy, were appointed as external directors pursuant to the Israeli Companies Law to serve for terms of three years at the Extraordinary General Meeting of the Company held on March 24, 2004 and shall continue to serve for the duration of their terms.

The following information is supplied with respect to each director and each person nominated and recommended to be elected by the Board of Directors of the Company and the external directors and is based upon the records of the Company and information furnished to it by such individuals. Reference is made to the table of “Security Ownership by Certain Beneficial Owners” above for information pertaining to stock ownership, if any, by these individuals.

Name	Age	Position

Zohar Zisapel	55	Director and Chairman of the Board of Directors
Shraga Katz	51	Chief Executive Officer, President and Director
Yael Langer	39	Director
Joseph Atsmon	54	Director
Zohar Gilon	56	External Director
Shmuel Levy	50	External Director

        Zohar Zisapel has served as a director and the chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as president from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as a director of RIT Technologies Ltd., Verisity Ltd., and several other private companies, and as chairman of RADVision Ltd. and RADCOM Ltd. Mr. Zisapel previously served as head of the electronics research department in the Israeli Ministry of Defense. Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

        Shraga Katz, our founder, has served as our president and chief executive officer since July 1996. From April 1979 to April 1996, Mr. Katz served in the electronic research and development department in the Israeli Ministry of Defense. From April 1993 to April 1996, Mr. Katz served as the head of that department. Mr. Katz received a B.Sc. in electrical engineering and electronics from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

        Yael Langer has served as a director of our company since December 2000. Ms. Langer served as our general counsel from July 1998 until December 2000. Ms. Langer is general counsel and secretary of RAD and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer has an LL.B. from the Hebrew University in Jerusalem.

        Joseph Atsmon has served as a director since July 2001. He currently serves as a director of Nice Ltd., a position he has held since July 2001. From April 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for business development. Mr. Atsmon received a B.Sc. in Electrical Engineering, summa cum laude, from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors under Nasdaq rules.

        Zohar Gilon has served as a director of our company since June 1999. Mr. Gilon is a general partner and managing director of Tamar Technologies L.P., a venture capital fund based in Israel, which was founded in 1998 together with C.E. Unterberg, Towbin. Mr. Gilon is a private entrepreneur and has served as a director of AVT-Advanced Vision Technology Ltd. since 1998, as well for companies in the RAD-BYNET group, including RADCOM Ltd. since September 1995, RIT Technologies Ltd., since September 1995, and Silicom Ltd. from 1995 until 2003. Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange. Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University. Mr. Gilon is one of our external directors under Israeli law and is one of our independent directors under Nasdaq rules.

        Shmuel Levy has served as a director of our company since June 2000. From December 2000, Mr. Levy has been a partner at Sequoia Capital. From August 1998 until July 2000, Mr. Levy was employed by Lucent Technologies Inc., where he was president, enterprise internetworking systems. From June 1997 to July 1998, Mr. Levy was the president and chief executive officer of Lannet Data Communications Ltd. From July 1992 to June 1997, Mr. Levy held various executive positions with Madge Networks Ltd. and Lannet Data Communications. Mr. Levy received a B.S. degree in electrical engineering from Ben Gurion University. Mr. Levy is one of our external directors under Israeli law and is one of our independent directors under Nasdaq rules.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Zohar Zisapel, Mr. Shraga Katz, Ms. Yael Langer and Mr. Joseph Atsmon are re-elected to the Board of Directors; and further

RESOLVED, that assuming that the Articles of Association of the Company will be amended in accordance with Item A of the Notice of 2004 Annual General Meeting of Shareholders, Mr. Shraga Katz and Ms. Yael Langer are hereby elected to serve as Class I Directors on the Board of Directors, for an initial term ending at the 2005 annual general meeting of the shareholders of the Company and until their respective successors are duly elected and qualified and that Mr. Zohar Zisapel and Mr. Joseph Atsmon are hereby elected to serve as Class II Directors on the Board of Directors until the 2006 annual general meeting of the shareholders of the Company and until their respective successors are duly elected and qualified.”

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM C

APPROVAL OF GRANT OF OPTIONS TO CERTAIN DIRECTORS AND THE COMPANY’S
PRESIDENT AND CHIEF EXECUTIVE OFFICER

On April 28, 2004, our Board of Directors resolved, subject to shareholder approval, to approve the following option grants:

—	To Zohar Zisapel, Chairman of the Board of Directors, options to purchase 90,000 Ordinary Shares to be vested over a period of three years, with one third to be vested at the end of each year, provided he is still a director of the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ National Market as of the business day preceding the Meeting.

—	To Shraga Katz, President and Chief Executive Officer and a director of the Company, in his capacity as a director of the Company, options to purchase 50,000 Ordinary Shares, to be vested over a period of three years, with one third to be vested at the end of each year, provided he is still a director of the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ National Market as of the business day preceding the Meeting.

—	To Yael Langer, a director of the Company, options to purchase 50,000 Ordinary Shares, to be vested over a period of three years, with one third to be vested at the end of each year, provided he is still a director of the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ National Market as of the business day preceding the Meeting.

—	To Joseph Atsmon, a director of the Company, options to purchase 70,000 Ordinary Shares, to be vested over a period of three years, with one third to be vested at the end of each year, provided he is still a director of the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ National Market as of the business day preceding the Meeting.

The Board of Directors also approved certain option grants to our external directors, as described in further detail in Item D below.

The option grants to the directors described above followed approval by the Audit Committee.

Pursuant to a resolution of the Board of Directors dated November 3, 2003, Mr. Shraga Katz, President and Chief Executive Officer and a director of the Company, in his capacity as President and Chief Executive Officer, was granted options to purchase 85,000 Ordinary Shares to be vested over a period of four years, at an exercise price of US $3.90 per share, with one fourth to be vested at the end of each year, provided he remains employed by the Company.

Pursuant to a resolution of the Board of Directors dated July 21, 2004, Mr. Shraga Katz, President and Chief Executive Officer and a director of the Company, in his capacity as President and Chief Executive Officer, was granted options to purchase 50,000 Ordinary Shares to be vested over a period of four years, with one fourth to be vested at the end of each year, provided he remains employed by the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ National Market as of the business day preceding the Meeting.

The foregoing option grants to Mr. Katz followed approval by the Audit Committee, and are subject to shareholder approval.

All option grants were made under the Company’s 2003 Share Option Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which were granted under Section 3(9) of the Ordinance.

Under the Israeli Companies Law, the grant by the Company of options to purchase Ordinary Shares to our directors requires the approval of our Audit Committee, followed by our Board of Directors, and then by our shareholders. Our Audit Committee and Board of Directors have approved the foregoing option grants. The shareholders are being asked to approve such option grants.

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase 90,000 Ordinary Shares to Mr. Zohar Zisapel, options to purchase an aggregate of 185,000 Ordinary Shares to Shraga Katz, options to purchase 70,000 Ordinary Shares to Joseph Atsmon, and options to purchase 50,000 Ordinary Shares to Ms. Yael Langer, all in accordance with the terms approved by the Audit Committee and Board of Directors.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM D
APPROVAL OF GRANT OF OPTIONS TO OUR EXTERNAL DIRECTORS

The provision of compensation (including options) and reimbursement of expenses to external directors of Israeli companies is regulated by the Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, as amended (the “Regulations”), and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended.

Under the Companies Law and the Regulations, the grant of options to external directors generally requires the approval of a company’s audit committee, followed by the approval of its board of directors, and then the approval of its shareholders.

The Regulations state that a company is entitled to decide that compensation for external directors will not be an annual fee and compensation for attendance at meetings, but rather a form of compensation set in proportion to that of the “Other Directors” in the company. The defined term “Other Director” for purposes of compensation in securities, generally refers to a director who is not: (i) an external director, (ii) a controlling shareholder, (iii) an employee or service provider of the company, (iv) an employee, director or service provider of an entity that is a controlling shareholder of the company or of an entity controlled by a controlling shareholder of the company, or (v) a director receiving compensation by the company (compensation in the form of securities constitutes compensation for these purposes).

On August 8, 2004, our Audit Committee, followed by our Board of Directors, resolved, subject to shareholder approval, that during the three-year duration of their second term, our external directors shall receive compensation in the form of options to purchase the Company’s Ordinary Shares, at the same times, under the same vesting conditions, in an amount equal to the amount granted to the Other Directors (as defined in the Regulations for purposes of compensation in securities) in the Company (that are not also either the Chairman of the Board of Directors, the head of the Audit Committee or a senior employee of the Company) at the time of grant to the external directors, at the same exercise price and other terms, and in accordance with any other terms and conditions as shall be granted to such Other Directors, and accordingly, resolved, subject to shareholder approval, to approve the grant to each of our external directors, Zohar Gilon and Shmuel Levy, options to purchase 50,000 Ordinary Shares for 2004, to be vested over a period of three years, with one third to be vested at the end of each year, provided each is still a director of the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ National Market as of the business day preceding the Meeting.

In addition, the Regulations specify that such securities be granted in the framework of a benefit plan for all of a company’s directors that are not external directors and for additional officers in the company, except that directors who are controlling shareholders may be excluded from said grant of options. The option grants to our external directors described above were made under the Company’s 2003 Share Option Plan and under the Capital Gains Route of Section 102(b)(2) of the Ordinance.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that during the three-year duration of their second term, our external directors shall receive compensation in the form of options to purchase the Company’s Ordinary Shares, at the same times, under the same vesting conditions, in an amount equal to the amount granted to the Other Directors (as defined in the Companies Regulations (Rules Regarding Compensation and Expenses to an external director) 2000, as amended) in the Company (that are not also either the Chairman of the Board of Directors, the head of the Audit Committee or a senior employee of the Company) at the time of grant to the external directors, at the same exercise price and other terms, and in accordance with any other terms and conditions as shall be granted to any Other Director in the company, and to approve the grant of options to purchase 50,000 Ordinary Shares for 2004, to each of Zohar Gilon and Shmuel Levy in accordance with the terms approved by the Audit Committee and Board of Directors.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM E

APPROVAL OF INCREASES IN THE NUMBER OF ORDINARY SHARES RESERVED FOR
OPTION GRANTS

On April 28, 2004, the Board of Directors increased the aggregate number of Ordinary Shares reserved for option grants under the Company’s 2003 Share Option Plan by 360,000 Ordinary Shares for options granted to directors.

On April 28, 2004, the Board of Directors increased the aggregate number of Ordinary Shares reserved for option grants under the Company’s 2003 Share Option Plan for grants in 2005, 2006, and 2007 by 2,000,000 Ordinary Shares.

These increases in the number of Ordinary Shares reserved for option grants under the Company’s 2003 Share Option Plan were approved by the Audit Committee and require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the increase by the Board of Directors on April 28, 2004 of the aggregate number of Ordinary Shares reserved for option grants under the Company’s 2003 Share Option Plan by 2,360,000 Ordinary shares be and hereby is, approved.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM F

RE-APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young International, as the Company’s independent auditor for the fiscal year ending December 31, 2004. Kost Forer Gabbay & Kasierer, has no relationship with the Company or with any affiliate of the Company except as auditor and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believes that such limited non-audit function does not affect the independence of Kost Forer Gabbay & Kasierer. The shareholders will also be asked to authorize the Audit Committee to determine the basis of their compensation in accordance with the volume and nature of the services rendered.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young International, as the independent auditor of the Company for the fiscal year ending December 31, 2004, and to authorize the Audit Committee to determine the basis of their compensation in accordance with the volume and nature of the services rendered.”

The Audit Committee and the Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM G

APPROVAL OF COMPANY’S DIRECTORS AND OFFICERS LIABILITY INSURANCE
POLICY FOR 2004

The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors of the Company.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Israeli Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then by our shareholders.

Our Audit Committee and Board of Directors have approved the purchase of a directors and officers liability insurance policy from Admiral Insurance Company and Navigator Insurance Company for the period commencing on July 9, 2004 and ending on July 9, 2005. The coverage under the policy is up to $10 million, the premium paid by the Company is $162,000 and the Company retention for each securities claim under the policy is a maximum of $250,000. The shareholders are being asked to approve the purchase by the Company of such insurance coverage for the benefit of our directors.

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the purchase of a directors and officers liability insurance policy from Admiral Insurance Company and Navigator Insurance Company for the period commencing on July 9, 2004 and ending on July 9, 2005, with aggregate coverage of $10 million, for the benefit of all Company directors and officers that may serve from time to time, is hereby approved.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM H

REVIEW AND CONSIDERATION OF THE AUDITOR’S REPORT AND THE
AUDITED, CONSOLIDATED FINANCIAL STATEMENTS

The Auditor’s Report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2003 are enclosed for shareholder review and consideration together with the Notice and Proxy Statement for the Meeting. The Company will hold a discussion with respect thereto at the Meeting. This item will not involve a vote of the shareholders.

ITEM I

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

ZOHAR ZISAPEL	SHRAGA KATZ
Chairman of the Board of Directors	President and Chief Executive Officer

Dated: August 8, 2004